UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Pubicly-Held Company

NIRE 35.300.186.133

CNPJ/MF nº 02.429.144/0001-93

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JANUARY 31, 2019

I. Day, Time and Place: On January 31st, 2019, at 15 p.m., at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, in the City of Campinas, in the State of São Paulo.

II. Presiding Board: Chairman, Mr. Bo Wen, chairman of the Board of Directors, and Secretary, Mr. Gustavo Sablewski, pursuant to Article 10 of the Company’s Bylaws.

III. Attendance: Shareholders representing (i) 95,96% (ninety-five coma ninety-six per cent) of the Company’s voting capital, as per the signatures in the Shareholders’ Attendance Book.

IV. Call Notice: Published in the newspaper Valor Econômico, in the issues of December 27th, 28th to 30th, 2018 and December 31st, 2018 to January 2nd, 2019, and in the Official Gazette of the State of São Paulo, in the issues of December 27th, 28th and 29th, 2018.

V. Agenda: (a) to elect a new member for the Company’s Board of Directors.

VI. Reading of Documents and Drawing Up of Minutes: (1) the reading of the documents related to the agenda of this Extraordinary General Meeting was waived, since their contents were fully known by the shareholders; (2) the statements of votes, protests and dissents presented were numbered, received and authenticated by the Presiding Board and will be filed at the Company’s headquarters, pursuant to Article 130, paragraph 1, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporation Law”); and (3) the drawing up of the minutes in summary form and its publication without the signatures of the shareholders was authorized, pursuant to Article 130, paragraphs 1 and 2 of Brazilian Corporation Law.

VII. Resolutions Taken: After discussing the matters related to the Agenda, the shareholders resolved to:

(a) Approve, by the majority of votes, the election of Mr. GUSTAVO ESTRELLA, Brazilian, married, administrator, bearer of the Identity Card (RG) No. 8.806.922 IFP/RJ, enrolled in the individual taxpayers register (CPF/MF) under No. 037.234.097-09, resident and domiciled in the City of Campinas, State of São Paulo, with office at Rodovia Engenheiro Miguel Noel Nascentes Burnier, No. 1755, Km 2,5, for the position of effective member of the Board of Directors, with a term of office until the Annual Shareholders Meeting that will approve the management’s accounts referring to the fiscal year ended on December 31st, 2018.

The board member hereby elected will take office after signing (i) the declaration that he has the necessary qualifications and meets the requirements, set out in Article 147 and its paragraphs of the Brazilian Corporate Law, to hold his position and that there isn’t any legal restriction that prevents his election, as stated in the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - “CVM) Rule n. 367/02; and (ii) the term of investiture, drawn up in the Board of Directors’ minutes book.

VIII. Closure: There being no further matters to discuss, the Chairman suspended the meeting for the time required to draw up these minutes. Once the meeting was reopened, the minutes were read, approved and signed by the Chairman, the Secretary and the attending shareholders. STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A. (by its legal representative Bo Wen), ESC ENERGIA S.A. (by its attorney-in-fact Yumeng Zhao), CITIBANK N.A. (represented by Banco Bradesco S.A., by its attorney-in-fact Jose Donizetti de Oliveira), CITIBANK N.A. (by its attorney-in-fact Ana Cristina Fernandes Borelli), MISSOURI EDUCATION PENSION TRUST (by its attorney-in-fact Paulo Roberto Bellentani Brandão), SOLANA ABSOLUTTO FUNDO DE INVESTIMENTO DE AÇÕES (by its attorney-in-fact Paulo Roberto Bellentani Brandão), SOLANA EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO (by its attorney-in-fact Paulo Roberto Bellentani Brandão), SOLANA LONG AND SHORT FUNDO DE INVESTIMENTO MULTIMERCADO (by its attorney-in-fact Paulo Roberto Bellentani Brandão), ACADIAN EMERGING MARKETS MANAGED VOLATILITY EQUITY FUND, LLC (by its attorney-in-fact Paulo Roberto Bellentani Brandão), CITY OF NEW YORK GROUP TRUST by its attorney-in-fact Paulo Roberto Bellentani Brandão), JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB

DAIWA BRAZIL STOCK MOTHER FUND (by its attorney-in-fact Paulo Roberto Bellentani Brandão), LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. (by its attorney-in-fact Paulo Roberto Bellentani Brandão), MUNICIPAL EMPLOYEES' ANNUITY AND BENEFIT FUND OF CHICAGO (by its attorney-in-fact Paulo Roberto Bellentani Brandão) NEW YORK STATE TEACHERS RETIREMENT SYSTEM (by its attorney-in-fact Paulo Roberto Bellentani Brandão), NORGES BANK (by its attorney-in-fact Paulo Roberto Bellentani Brandão), OPPENHEIMER EMERGING MARKETS REVENUE ETF (by its attorney-in-fact Paulo Roberto Bellentani Brandão), THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST (by its attorney-in-fact Paulo Roberto Bellentani Brandão), CL4 CAPITAL FIA (by its attorney-in-fact Ana Cristina Fernandes Borelli).

These minutes are a faithful copy of those filed in the respective book.

BO WEN Chairman of the Board

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 31, 2019

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.